April 30, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn.: Angela Crane, Accounting Branch Chief

RE:	LTX-Credence Corporation
Response to Comment Letter dated April 16, 2009
Form 10-K for the Year Ended July 31, 2008
Filed October 14, 2008 File No. 000-10761

Ladies and Gentlemen:

As Principal Financial Officer for LTX-Credence Corporation (the “Company” or “LTXC”), I submit by this letter the supplemental information the Staff (the “Staff”) of the Securities and Exchange Commission has requested. We received the Staff’s comments regarding the Company’s Form 10-K for the year ended July 31, 2008 and Form 10-Q for the period ended October 31, 2008, by letter dated February 23, 2009 from Angela Crane, Accounting Branch Chief (the “First Comment Letter”). The Company’s responses to the Staff’s comments contained in the First Comment Letter were submitted to the Staff by letter dated April 6, 2009. We received the Staff’s additional comments by letter dated April 16, 2009 (the “Second Comment Letter”). The Company’s response to the Staff’s comments contained in the Second Comment Letter is set forth below and is preceded by the SEC request to which the response relates, in bold.

Form 10-Q for the Period Ended January 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Use of Estimates – Valuation of Goodwill, page 25

1.	Please refer to prior comment 2. In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:

•

In addition to disclosing the valuation methodology used to value goodwill, please include sufficient information to enable a reader to understand why management selected this method as being the most meaningful for the company in preparing the goodwill impairment analyses. Refer to the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•

Disclosure of the table by reporting unit provided in your response, which shows the comparison of fair value of the reporting unit to the carrying value of the reporting unit to illustrate to the reader how much room before Step 2 will have to be performed.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Securities and Exchange Commission

April 30, 2009

Response:

We have reviewed and understand your comments regarding our critical accounting policies and use of estimates regarding our goodwill valuation for the period ended January 31, 2009. We will consider your comments in preparing our future filings, as appropriate.

If you have any questions concerning this response, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (781) 467-5417. Thank you.

/s/ Mark J. Gallenberger
Mark J. Gallenberger
Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	Martin James, Senior Assistant Chief Accountant

Julie Sherman, SEC Staff Accountant